UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-219569) filed with the SEC on July 28, 2017;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015;

•	Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009, as amended;

•	Registration Statement on Form F-3 (No. 333-111615) filed with the SEC on December 30, 2003;

•	Registration Statement on Form S-8 (No. 333-183007) initially filed with the SEC on August 2, 2012, as amended;

•	Registration Statement on Form S-8 (No. 333-134306) initially filed with the SEC on May 19, 2006, as amended;

•	Registration Statement on Form S-8 (No. 333-104062) filed with the SEC on March 27, 2003; and

•	Registration Statement on Form S-8 (No. 333-102860) filed with the SEC on January 31, 2003.

Series G Preferred Shares Purchase Agreement

Tsakos Energy Navigation Limited (the “Company” or “TEN”) has entered into a Share Purchase Agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Preferred Shares”), at a purchase price of $10.00 per share, which are to be issued on the closing date (the “Closing Date”) of the private placement. The Series G Preferred Shares will have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s Common Shares.

The net proceeds, after deducting estimated fees and expenses, are expected to be approximately $34.1 million. The Company expects to use the net proceeds for general corporate purposes.

The Series G Preferred Shares will be convertible at any time, at the option of the holder, at a conversion price of $3.00 per share, representing a conversion rate of three and one-third Common Shares per Series G Preferred Share. All or a portion of the Series G Preferred Shares will automatically convert into Common Shares at the conversion rate if the trading price of the Company’s Common Shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Preferred Shares into Common Shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number Common Shares then issued and outstanding. The Company may also redeem the Series G Preferred Shares prior to September 1, 2020, at the as-converted value of the Series G Preferred Shares, if the trading price of the Common Shares exceeds certain levels.

The holders of the Series G Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Preferred Shares in any respect or any amendment to the Series G Preferred Shares Certificate of Designations. The Series G Preferred Shares will rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s Common Shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s current four newbuilding conventional tankers (the “Redemption Date”), subject to certain limitations, outstanding Series G Preferred Shares having a redemption price of up to $35 million will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals. The redemption price at which the Series G Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Preferred Shares, based on a six-month VWAP of the Company’s Common Shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Preferred Shares, taking into account all dividends actually received on the Series G Preferred Shares. To the extent certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, result in less than $35 million of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Preferred Shares with an aggregate redemption price equal to such shortfall below $35 million will remain outstanding, subject to redemption in exchange for Shyris Shipping Preferred Shares should such limitations cease to apply prior to the fifth anniversary of the Closing Date, at which time such Series G Preferred Shares will automatically convert into Company Common Shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s Common Shares at the conversion rate (unless the Company elects to redeem such Series G Preferred Shares for cash). The Series G Preferred Shareholders will also have the right to require the Company to redeem the Series G Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping.

The Shyris Shipping Preferred Shares will be entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum as, when and if declared by the Shyris Shipping Board of Directors. The Shyris Shipping Preferred Shares will be non-convertible and perpetual, and will be redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances.

Pursuant to the Purchase Agreement, the Company has agreed to enter into a Registration Rights Agreement on the Closing Date with the holders of the Series G Preferred Shares. Pursuant to the Registration Rights Agreement, the Company will agree to use commercially reasonable efforts to file a shelf registration statement registering resales of the Common Shares underlying the Series G Preferred Shares and to have such registration statement declared effective by the Securities and Exchange Commission within 90 days of the Closing Date.

The transaction is subject to customary closing conditions and is expected to close in September 2019.

The foregoing descriptions are only summaries of such agreements and documents, do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement, including the forms of Series G Redeemable Convertible Perpetual Preferred Share Certificate of Designations, Shyris Shipping Series B Cumulative Redeemable Perpetual Preferred Shares Statement of Designation and Registration Rights Agreement filed as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

*****

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This report is neither an offer to sell nor a solicitation of an offer to purchase the securities described herein.

EXHIBIT INDEX

99.1

Share Purchase Agreement, dated as of September 23, 2019, by and among Tsakos Energy Navigation Limited, Shyris Shipping Company S.A. and AY Tank Limited, as purchaser (including forms of Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares, Shyris Shipping Statement of Designation of Series B Cumulative Redeemable Perpetual Preferred Shares, and Registration Rights Agreement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2019

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer